SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Expensify, Inc.
(Name of Subject Company (Issuer))

Expensify, Inc.
(Names of filing Persons (Offeror and Issuer))

Class A Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

30219Q106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Ryan Schaffer
Chief Financial Officer
Expensify, Inc.
88 Kearny St., Ste 1600
San Francisco, California 94108
Tel: (971) 365-3939
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Tad J. Freese, Esq. Alexa M. Berlin, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Joshua A. Kaufman, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    Third-party tender offer subject to Rule 14d-1.
☒    Issuer tender offer subject to Rule 13e-4.
☐    Going-private transaction subject to Rule 13e-3.
☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by Expensify, Inc., a Delaware corporation (the “Company”), to purchase for cash up to $25,000,000 of its Class A common stock, $0.0001 par value per share (the “shares”), at a price per share of not less than $0.98 and not more than $1.20, without interest and subject to any applicable withholding taxes. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 13, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(i), and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(ii), which together constitute the “tender offer.” Additional documents relating to the tender offer are filed as Exhibits (a)(1)(iii), (a)(1)(iv), (a)(1)(v) and (a)(1)(vi). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.                             Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.

Item 2.                             Subject Company Information.

(a) The name of the issuer is Expensify, Inc. The address and telephone number of the Company’s principal executive office is set forth under Item 3.

(b) Reference is made to the information set forth in the Offer to Purchase under “Introduction,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

Item 3.                             Identity and Background of Filing Person.

The Company is the filing person. The address of its principal executive office is 88 Kearny St., Ste 1600, San Francisco, California 94108, and its telephone number is (971) 365-3939. Its internet address is www.expensify.com. Unless expressly stated otherwise, the information contained on the Company’s website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO. Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 4.                             Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

Summary Term Sheet;

Introduction;

Section 1 (“Number of Shares; Proration”);

Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditional Tender of Shares”);

Section 7 (“Conditions of the Tender Offer”);

Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

Section 13 (“Material U.S. Federal Income Tax Consequences”);

Section 14 (“Extension of the Tender Offer; Termination; Amendment”);

and Section 16 (“Miscellaneous”).

(b) Reference is made to the information set forth in the Offer to Purchase under “Introduction” and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 5.                             Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 6.                             Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet,” under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 7.                             Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”), which is incorporated herein by reference.

Item 8.                             Interest in Securities of the Subject Company.

Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 9.                             Persons/Assets, Retained, Employed, Compensated or Used.

Reference is made to the information set forth in the Offer to Purchase under “Summary Term Sheet” and under Section 15 (“Fees and Expenses; Information Agent; Dealer Manager; Depositary”), which is incorporated herein by reference.

Item 10.                           Financial Statements.

(a) and (b) Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the tender offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), that files reports electronically on EDGAR. The Company has voluntarily included the Company’s financial statements by means of the incorporation by reference of the Company’s Annual Report on Form 10-K for the year ended December 31, 2025.

Item 11.                           Additional Information.

(a) Reference is made to the information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”); under Section 10 (“Certain Information Concerning Us”), under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and under Section 12 (“Legal Matters; Regulatory Approvals”), which is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c) Reference is made to the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, which is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Section 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the tender offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.                         Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)*	Offer to Purchase, dated May 13, 2026.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 13, 2026.
(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated May 13, 2026.
(a)(1)(vi)*	Letter to Shareworks Account Holders, dated May 13, 2026.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release announcing the Tender Offer, dated May 13, 2026.
(b)	Not applicable.
(d)(i)	Employment Agreement by and between the Registrant and David Barrett (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1/A filed on October 18, 2021).
(d)(ii)	Employment Agreement by and between the Registrant and Ryan Schaffer (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1/A filed on October 18, 2021).
(d)(iii)	2009 Stock Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(iv)	2009 Stock Plan – Form of Notice of Stock Option Grant (EMI) (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(v)	2009 Stock Plan – Form of Option Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).

(d)(vi)	2019 Stock Plan (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(vii)
2019 Stock Plan – Form of Early Exercise Notice and Restricted Stock Purchase Agreement (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).

(d)(viii)	2019 Stock Plan – Form of Exercise Agreement (EMI) (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(ix)	2019 Stock Plan – Form of Exercise Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(x)	2019 Stock Plan – Form of Option Agreement (early exercise) (Reg S) (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(xi)	2019 Stock Plan – Form of Option Agreement (early exercise) (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(xii)	2019 Stock Plan – Form of Notice of Stock Option Grant (EMI) (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(xiii)	2019 Stock Plan - Form of Contingent Exercise Agreement) (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(xiv)	2019 Plan - Form of RSU Agreement (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(xv)	2021 Incentive Award Plan (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(xvi)	2021 Plan - Form of RSU Agreement (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(xvii)	2021 Plan - Form of Option Agreement (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(xviii)	2021 Stock Purchase and Matching Plan (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021).
(d)(xix)	Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(xx)	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form S-1/A filed on November 1, 2021).
(d)(xxi)	Expensify Voting Trust Agreement (incorporated by reference to Exhibit 9.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021).
(g)	Not applicable.
(h)	Not applicable.
(107)*	Filing Fee Table.
* Filed herewith

Item 13.                         Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2026

EXPENSIFY, INC.

By:	/s/ Ryan Schaffer
Name:	Ryan Schaffer
Title:	Chief Financial Officer